A special meeting (the Meeting) of the shareholders of the Salient Midstream & MLP Fund (SMM) was held at 3 p.m., Central Time, on November 13, 2014 at 4265 San Felipe, Suite 800, Houston, TX 77027.

At the Meeting, the following was considered and approved:

Shareholders of SMM considered and approved the issuance of additional common shares of SMM in connection with the reorganization of Salient MLP & Energy Infrastructure Fund (SMF) into SMM.


The proposal was approved by the following vote:


FOR:

Shares

4,403,057



AGAINST:

Shares

114,036



ABSTAIN:

Shares

144,053